September 15 , 2015

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority, Saskatchewan
Ontario Securities Commission
Financial and Consumer Affairs Commission (New Brunswick)
TSX Venture Exchange

Dear Sirs:

Re:	Hemisphere Energy Corporation (the “Company”)
Change of Auditor

We are writing in accordance with Section 4.11(5)(a) of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”). We wish to confirm that we have read the Notice of Change of Auditor of the Company dated September 15, 2015 and that based on our current knowledge we are in agreement with the information contained in such Notice.

Yours very truly,

Chartered Professional Accountants